[EXHIBIT] (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
RETEK INC.
at
$8.50 Net Per Share
by
SAPPHIRE EXPANSION CORPORATION
a wholly owned subsidiary of
SAP AMERICA, INC.
a wholly owned subsidiary of
SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN,
PRODUKTE IN DER DATENVERARBEITUNG (SAP AG)
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON,
NEW YORK CITY TIME, ON FRIDAY, APRIL 1, 2005, UNLESS THE OFFER IS EXTENDED.
     THE BOARD OF DIRECTORS OF RETEK INC. HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.
         THIS OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK OF RETEK INC. THAT REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING RETEK INC. SHARES ON A FULLY DILUTED BASIS AND (B) THE EXPIRATION OR TERMINATION OF ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER AND THE RECEIPT OF ANY APPROVAL REQUIRED BY THE GERMAN FEDERAL CARTEL OFFICE, EITHER BY RECEIPT OF A WRITTEN NOTIFICATION OR BY EXPIRATION OF ANY APPLICABLE WAITING PERIOD, AND ANY OTHER SIMILAR AND NECESSARY FOREIGN APPROVALS OR WAITING PERIODS APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED.
         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
IMPORTANT
     If you desire to tender all or any portion of your shares of Retek Inc. common stock, you should either (a) complete and sign the enclosed Letter of Transmittal (or a facsimile copy) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to Mellon Investor Services LLC, our Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares.
         If you desire to tender shares, and certificates evidencing your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary prior to the expiration of our offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.
         Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager.
The Dealer Manager for the Offer is:
(CSFB LOGO)
March 4, 2005

i

SUMMARY TERM SHEET
      This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. We urge you to read carefully the entire Offer to Purchase and related Letter of Transmittal before making any decision regarding whether to tender your shares.

•	Sapphire Expansion Corporation is proposing to acquire all outstanding shares of Retek common stock at a price of $8.50 per share net to the seller, in cash, without interest. This represents a premium of approximately 41.67% over the February 25, 2005 closing price of $6.00 and a 43.10% premium over the average closing price for the 30 trading days prior to and including February 25, 2005. See Section 1 for a description of the terms of the offer.

•	Sapphire Expansion is a wholly owned subsidiary of SAP America.

•	If the offer is completed, we intend to cause Sapphire Expansion to merge with Retek and as a result:

•	SAP America will own all of the equity interest in Retek;

•	you will no longer have any interest in Retek’s assets or future earnings or growth;

•	Retek will no longer be a public company; and

•	Retek common stock will no longer trade on the Nasdaq National Market.
      See Section 12.

•	The board of directors of Retek has unanimously approved the offer and the merger referred to herein and determined that the terms of the offer and the merger are fair to, and in the best interests of, the stockholders of Retek, and unanimously recommends that stockholders of Retek accept the offer and tender their shares.

•	The offer is conditioned on, among other things, (a) there being validly tendered and not withdrawn prior to the expiration date a number of shares of common stock of Retek that represents at least a majority of the total number of outstanding Retek shares on a fully diluted basis, and (b) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and the receipt of any approval required by the German Federal Cartel Office, either by receipt of a written notification or by expiration of any applicable waiting period, and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of shares pursuant to the offer having expired or been terminated. See Section 14.
Who is offering to purchase my shares of common stock of Retek?
      Sapphire Expansion, a Delaware corporation formed by SAP America for the purpose of making this offer, is offering to purchase your Retek shares. Sapphire Expansion is a wholly owned subsidiary of SAP America, which is the principal U.S. operating subsidiary of SAP AG, a stock corporation organized under the laws of Germany. SAP AG is one of the world’s leading providers of business software solutions. See Section 8.
How many shares is Sapphire Expansion seeking to purchase, and at what price?
      Sapphire Expansion is offering to purchase all outstanding shares of Retek common stock at a price of $8.50 per share, net to the seller, in cash, without interest.

Will I have to pay any fees or commissions?
      If you are the record owner of your shares and you tender shares in the offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares through a broker, bank or other custodian, and that institution tenders your shares on your behalf, your broker, bank or other custodian may charge you a fee for doing so. You should consult your broker, bank or other custodian to determine whether any charges will apply.
Does Sapphire Expansion have the financial resources to pay for the shares?
      Yes. SAP America will assure that Sapphire Expansion has the financial resources to fund the offer with cash on hand. See the Introduction and Section 10 of this document for more information about how Sapphire Expansion will finance the offer.
Is Sapphire Expansion’s financial condition relevant to my decision whether or not to tender into the offer?
      No. Because

•	the offer is being made for all outstanding shares,

•	the form of payment consists solely of cash, and

•	the offer is not conditioned on an ability to obtain financing, we do not believe Sapphire Expansion’s financial condition is relevant to your decision whether to tender in the offer.
What does the board of directors of Retek think of the offer?
      We are making the offer pursuant to a merger agreement among us, SAP America and Retek. The board of directors of Retek approved the merger agreement and approved our tender offer and our proposed merger with Retek. The board of directors of Retek has determined that the offer and the merger are fair to, and in the best interests of, you, as a stockholder of Retek, and unanimously recommends that you accept the offer and tender your shares. See the Introduction to this document.
How long do I have to decide whether to tender into this offer?
      You will have until 12:00 noon, New York City time, on Friday, April 1, 2005 to tender your Retek shares. In addition, if we decide to provide a subsequent offering period as described below, you will have an additional opportunity to tender your Retek shares. Please be aware that if your shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date.
Can the offer be extended?
      Sapphire Expansion may extend the offer on one or more occasions. In the event any condition of the offer is not satisfied or waived before the expiration of the offer, Sapphire Expansion has agreed to extend the offer if Retek so requests. Sapphire Expansion will not be required to extend the offer beyond April 16, 2005. See Section 1.
How will I be notified if the offer is extended?
      If we extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m. New York City time, on the business day after the day on which the offer was scheduled to expire. See Section 1.

Will there be a subsequent offering period?
      Following the satisfaction of all the conditions to the offer and the acceptance for payment of all the shares tendered during the offering period, Sapphire Expansion may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. We are not permitted under U.S. Federal securities laws to provide a subsequent offering period of more than 20 business days. See Sections 1 and 4 of this document for more information concerning any subsequent offering period.
What is the difference between an extension of the offer and a subsequent offering period?
      If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after Sapphire Expansion has accepted, and become obligated to pay for, all the shares that were properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn.
Why is Sapphire Expansion making this offer?
      Sapphire Expansion is making this offer so that SAP America can acquire the entire outstanding equity interest in Retek.
Will there be a merger following the closing of the offer?
      If we successfully complete our offer, we intend to merge with Retek as soon as practicable thereafter. Consummation of the merger is subject to a number of conditions, including adoption of the merger agreement by the stockholders of Retek if such adoption is required under applicable law. If we accept for payment and pay for at least a majority of the outstanding Retek shares, we will hold a sufficient number of shares to consummate the merger without the affirmative vote of any other stockholder of Retek. If we accept for payment and pay for at least 90% of the outstanding Retek shares, we will not be required to obtain stockholder approval to consummate the merger. Retek has granted us an option to acquire a sufficient number of additional Retek shares so that, if we accept for payment pursuant to the offer at least 80% of the outstanding Retek shares, we would own at least 90% of the outstanding Retek shares, and we would not be required to obtain stockholder approval to consummate the merger. See Section 12.
      If the merger takes place, SAP America will directly own all the shares of Retek. In the merger, all outstanding shares of Retek that were not purchased in the offer (other than shares owned directly by SAP America, Sapphire Expansion or Retek in treasury, or Retek shares that are held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) would be converted into the right to receive an amount in cash per Retek share equal to the price per share paid pursuant to the offer, without interest. Stockholders who tender their shares in the offer will, if the offer is completed, receive cash for their shares sooner than stockholders who wait for the merger. If the merger occurs, appraisal rights will be available to those stockholders who have not tendered their shares and who comply with the applicable provisions of Delaware law. See Section 9. It is our current expectation that Retek would be the surviving entity in any merger.
If I decide not to tender, how will the offer affect my shares?
      If we consummate the offer, we intend to cause a merger to occur between Retek and Sapphire Expansion, in which your shares would be converted into the right to receive an amount in cash per Retek share equal to the price per share paid pursuant to the offer. Even if a merger is not consummated, if we purchase any shares in the offer, the liquidity and market value of the remaining shares held by the public may be adversely affected. The remaining shares may also cease to be quoted on the Nasdaq National Market. Also, Retek may no longer be required to make filings with the Securities and Exchange Commission or comply with the SEC’s rules relating to publicly held companies.

What are the most significant conditions to the offer?
      The offer is subject to several conditions, including:

•	that there has been validly tendered and not withdrawn prior to the expiration of the offer a number of shares of common stock of Retek that represents at least a majority of the total number of outstanding Retek shares on a fully diluted basis; and

•	the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and the receipt of any approval required by the German Federal Cartel Office, either by receipt of a written notification or by expiration of any applicable waiting period, and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of shares pursuant to the offer having expired or been terminated.
      The offer is also subject to a number of other conditions, including that a material adverse change has not occurred. See Section 14.
How do I accept the offer and tender my shares?
      If you hold the certificates for your shares of common stock, you can accept the offer by completing the Letter of Transmittal that was provided with this document and sending it, with your certificates and any other required documents, to the depositary at the address shown on the back cover of this document. If your broker holds your shares in “street name,” to accept the offer you must instruct your broker to tender the shares on your behalf. In any case, the depositary must receive all required documents prior to 12:00 noon, New York City time, on Friday, April 1, 2005, unless the offer is extended. If you cannot comply with these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in this document. See Section 3 of this document for more information on the procedures for tendering your shares.
Until what time can I withdraw previously tendered shares?
      You can withdraw tendered shares at any time until this offer has expired. You will not have withdrawal rights during any subsequent offering period. See Section 4.
How do I withdraw previously tendered shares?
      To withdraw shares you must deliver a written notice of withdrawal, or a facsimile of one, to the depositary at the address and telephone number listed on the back cover of this document. If you tendered shares by giving instructions to a broker, bank or other custodian, you must instruct that institution to arrange for the withdrawal of your shares. See Section 4.
Are appraisal rights available in the offer?
      Appraisal rights are not available in the offer. Following the offer, if the merger occurs, appraisal rights will be available to those stockholders who have not tendered their shares and who comply with the applicable provisions of Delaware law. See Section 9.
What are the U.S. Federal income tax consequences to tendering stockholders?
      The receipt of cash in the offer in exchange for Retek shares will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. The receipt of cash in any subsequent merger likewise will be a taxable transaction. You should consult your tax advisor about the particular tax effects the proposed transactions will have for you. See Section 6.

What is the market value of my shares as of a recent date?
      On February 25, 2005, the last trading day before Retek and SAP America announced that they had signed the merger agreement, the closing price per share of Retek common stock on the Nasdaq National Market was $6.00. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender. See Section 7.
Whom can I call with questions?
      Mellon Investor Services LLC is acting as the information agent and Credit Suisse First Boston LLC is acting as the dealer manager for the offer, and can be reached as described on the back cover of this document.

To the stockholders of Retek
INTRODUCTION
      Sapphire Expansion Corporation (“Sapphire Expansion”) hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Retek Inc., a Delaware corporation (“Retek”), at a price of $8.50 per share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, we refer to as the “Offer”). Sapphire Expansion is a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”). SAP America is wholly owned by, and is the principal U.S. operating subsidiary of, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany. SAP AG is one of the world’s leading providers of business software solutions. Please read Sections 5, 8 and 11 for additional information concerning Retek, SAP AG, SAP America and Sapphire Expansion.
      Tendering stockholders whose shares are registered in their own name who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or transfer taxes on the purchase of shares by Sapphire Expansion pursuant to the Offer. Stockholders who hold their shares through a broker, bank or other custodian should check with that institution as to whether it will charge any service fees. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup U.S. Federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. Sapphire Expansion will pay all fees and expenses of Credit Suisse First Boston LLC (“Credit Suisse First Boston”), which is acting as the dealer manager (the “Dealer Manager”), and Mellon Investor Services LLC, which is acting as the depositary (the “Depositary”) and as the information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16.
      The purpose of the Offer is to acquire all of the outstanding shares of common stock of Retek. Sapphire Expansion currently intends, as soon as practicable following consummation of the Offer, to cause a merger to occur between Retek and Sapphire Expansion. In the merger each then outstanding Retek share (other than shares owned directly by SAP America, Sapphire Expansion or Retek in treasury or Retek shares that are held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law), would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer, without interest. See Section 12.
      The timing of the completion of the Offer will depend on a variety of factors and legal requirements, the number of shares, if any, acquired by Sapphire Expansion pursuant to the Offer and whether the conditions to the Offer set forth in Section 14 have been satisfied or waived.
      The board of directors of Retek has unanimously approved the Offer and the Merger (as defined below) and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of Retek, and unanimously recommends that stockholders of Retek accept the Offer and tender their shares. The factors considered by the board of directors of Retek in arriving at its decision to approve the Offer and the Merger and to recommend that stockholders of Retek accept the Offer and tender their shares are described in Retek’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to stockholders of Retek concurrently herewith.
      Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as Retek’s financial advisor. The opinion of Deutsche Bank dated February 27, 2005 that, as of such date, the consideration to be received by the holders of shares of common stock of Retek pursuant to the Merger Agreement (defined below) is fair, from a financial point of view, to such holders, is set forth in full as an annex to the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on the date hereof.
      Consummation of the Offer is conditioned, among other things, on (1) there being validly tendered and not withdrawn prior to the expiration date a number of shares that represents at least a majority of the total number of outstanding Retek shares on a fully diluted basis (the “Minimum Condition”) and (2) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and the receipt of any approval required by the German Federal Cartel Office, either by receipt of a written notification or by expiration of any applicable waiting period, and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of shares pursuant to the Offer having expired or been terminated. See Section 14.
      The Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 28, 2005 (the “Merger Agreement”) among SAP America, Sapphire Expansion and Retek pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Sapphire Expansion will be merged with and into Retek (the “Merger”), with Retek surviving the Merger as a wholly owned subsidiary of SAP America. In the Merger, each then outstanding Retek share (other than shares owned directly by SAP America, Sapphire Expansion or Retek in treasury or Retek shares that are held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon.
      Consummation of the Merger is subject to a number of conditions, including adoption of the Merger Agreement by Retek stockholders if such adoption is required under applicable law and Sapphire Expansion’s purchase of shares pursuant to the Offer. If Sapphire Expansion acquires at least 90% of the outstanding shares pursuant to the Offer or otherwise, Sapphire Expansion could effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of Retek. Retek has granted SAP America an irrevocable option (the “Top-Up Option”) to purchase up to that number of Retek shares (the “Top-Up Option Shares”) equal to the lowest number of Retek shares that, when added to the number of Retek shares owned by SAP America, Sapphire Expansion and any of their respective affiliates immediately following consummation of the Offer, would constitute 90% of the Retek shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, the Top-Up Option would not be exercisable if the aggregate number of shares issuable upon exercise of the Top-Up Option, plus the aggregate number of then-outstanding Retek shares, plus the aggregate number of Retek shares issuable upon exercise of all options and other rights to purchase Retek shares, plus the aggregate number of shares reserved for issuance pursuant to the Retek Stock Plans (as defined herein), would exceed the number of authorized Retek shares.
      The Top-Up Option would only be exercisable if Sapphire Expansion accepts for payment pursuant to the Offer Retek shares constituting, together with Retek shares owned by SAP America or its affiliates, at least 80% but less than 90% of the Retek shares then outstanding. The Top-Up Option expires upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) the date that is ten business days after the Top-Up Option becomes exercisable, unless the Top-Up Option has been previously exercised in accordance with the terms and conditions of the Merger Agreement and (d) the date that is ten business days after Retek has received a written notice from SAP America that it wishes to exercise the Top-Up Option, unless the purchase and sale of Retek shares pursuant to the Top-Up Option shall have previously occurred. The Merger Agreement is more fully described in Section 12.
      Retek has informed Sapphire Expansion that, as of the close of business on February 25, 2005, Retek had 56,117,640 shares issued and outstanding and 9,794,117 shares reserved for issuance upon the exercise of outstanding options, warrants, or other rights to purchase shares from Retek (excluding the Top-Up Option). For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options (other than the Top-Up Option), warrants and other rights are currently exercisable. Based on the foregoing and assuming no additional shares or options, warrants or rights exercisable for, or securities convertible into, shares have been issued since February 25, 2005(other than shares issued pursuant to the exercise of the stock options referred to above), there are 65,911,757 Retek shares outstanding on a fully diluted basis, so if stockholders tender 32,955,879 shares pursuant to the Offer, the Minimum Condition would be satisfied. The actual number of shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of shares outstanding on the date that Sapphire Expansion accepts shares for payment pursuant to the Offer. If the Minimum Condition is satisfied and Sapphire Expansion accepts for payment shares tendered pursuant to the Offer, Sapphire Expansion will be able to elect a majority of the members of Retek’s board of directors and to effect the Merger without the affirmative vote of any other stockholder of Retek. See Section 12.
      The Offer is also subject to a number of other conditions, including that there has not occurred any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Retek and its subsidiaries, subject to certain exceptions. See the other conditions described in Section 14.
      The Offer is not conditioned on Sapphire Expansion’s or SAP America’s obtaining financing. See Section 10.
      Certain U.S. Federal income tax consequences of the sale of shares pursuant to the Offer and the conversion of shares pursuant to the Merger are described in Section 6.
      This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.
THE TENDER OFFER

1.	Terms of the Offer
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Sapphire Expansion will accept for payment and pay for all shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 2. The term “Expiration Date” means 12:00 noon, New York City time, on Friday, April 1, 2005, unless and until Sapphire Expansion, in its sole discretion, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended by Sapphire Expansion, will expire.
      In the Merger Agreement, Sapphire Expansion has agreed that it will not, without the consent of Retek, modify the material terms and conditions of the Offer, except that, without the consent of Retek, Sapphire Expansion may (a) extend the Offer in increments of not more than 10 business days each, if at the Expiration Date any of the conditions to Sapphire Expansion’s obligation to accept Retek shares for payment are not satisfied, until such time as such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation, position or request of the SEC or the staff thereof applicable to the Offer and (c) make available a subsequent offering period (within the meaning of Rule 14d-11 promulgated by the SEC).
      Without limiting the right of Sapphire Expansion to extend the Offer, in the event that any condition set forth in Section 14 is not satisfied or waived at the Expiration Date, at the request of Retek, Sapphire Expansion has agreed to extend the Expiration Date of the Offer in increments of five business days each until the earliest to occur of (a) the date that is 15 days after the initial Expiration Date, (b) the satisfaction or waiver of such condition, (c) the determination by SAP America that such condition to the Offer is not capable of being satisfied on or prior to September 30, 2005, (d) the termination of the Merger Agreement in accordance with its terms, and (e) September 30, 2005. SAP America and Sapphire Expansion are not required to extend the Expiration Date if the failure to satisfy any condition set forth in Section 14 was caused by or resulted from the failure of Retek to perform in any material respect any covenant or agreement of Retek contained in the Merger Agreement, or the material breach by Retek of any representation or warranty contained in the Merger Agreement.
      In addition, Sapphire Expansion has agreed in the Merger Agreement that it will not, without the consent of Retek, (a) reduce the number of shares subject to the Offer, (b) reduce the Offer Price, (c) reduce or waive the Minimum Condition, (d) add to the conditions set forth in Section 14, (e) change the form of consideration payable in the Offer, (f) extend the Offer (except as described above) or (g) amend any other condition of the Offer in any manner adverse to Retek’s stockholders.

      During any extension, all shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw shares.
      The Offer is subject to all the conditions set forth in Section 14. Sapphire Expansion reserves the right (but will not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the SEC, to amend or waive any condition of the Offer. If any of the conditions set forth in Section 14 has not been satisfied by 12:00 noon, New York City time, on Friday, April 1, 2005 (or any other time then set as the Expiration Date), Sapphire Expansion may elect to:

(a)	extend the Offer and, subject to applicable withdrawal rights, retain all tendered shares until the expiration of the Offer, as extended;

(b)	subject to complying with applicable rules and regulations of the SEC, waive all of the unsatisfied conditions and accept for payment and pay for all shares tendered and not withdrawn prior to the Expiration Date; or

(c)	terminate the Offer and not accept for payment or pay for any shares and return all tendered shares to tendering stockholders.
      Subject to the terms and conditions contained in the Merger Agreement and to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Sapphire Expansion expressly reserves the right to:

(a)	terminate or amend the Offer if any of the conditions referred to in Section 14 has not been satisfied; or

(b)	waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below.
      If Sapphire Expansion extends the Offer or if Sapphire Expansion is delayed in its acceptance for payment of or payment for shares or it is unable to pay for shares pursuant to the Offer for any reason, then, without prejudice to Sapphire Expansion’s rights under the Offer, the Depositary may retain tendered shares on behalf of Sapphire Expansion, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of Sapphire Expansion to delay the payment for shares that Sapphire Expansion has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.
      Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Sapphire Expansion may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of shares in a manner reasonably designed to inform such holders of such change), Sapphire Expansion currently intends to make announcements regarding the Offer by issuing a press release to the Dow Jones News Service.
      If Sapphire Expansion makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Sapphire Expansion will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, a minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      If Sapphire Expansion decides, in its sole discretion, to increase the consideration offered in the Offer to holders of shares and if, at the time that notice of the increase is first published, sent or given to holders of shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of 10 business days from the date the notice of the increase is first published, sent or given to holders of shares. If, prior to the Expiration Date, Sapphire Expansion increases the consideration being paid for shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose shares are purchased pursuant to the Offer, whether or not such shares were tendered prior to the announcement of the increase in consideration.
      Pursuant to Rule 14d-11 under the Exchange Act, Sapphire Expansion may, subject to certain conditions, elect to provide a subsequent offering period of three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the shares tendered in the Offer. A subsequent offering period would be an additional period of time, following the purchase of shares in the Offer, during which stockholders may tender shares not tendered in the Offer.
      During a subsequent offering period, tendering stockholders will not have withdrawal rights and Sapphire Expansion will promptly purchase and pay for any shares tendered at the same price paid in the Offer. Rule 14d-11 provides that Sapphire Expansion may provide a subsequent offering period so long as, among other things, (a) the initial 20 business day period of the Offer has expired, (b) Sapphire Expansion offers the same form and amount of consideration for shares in the subsequent offering period as in the initial Offer, (c) Sapphire Expansion immediately accepts and promptly pays for all shares tendered during the Offer prior to its expiration, (d) Sapphire Expansion announces the results of the Offer, including the approximate number and percentage of shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period and (e) Sapphire Expansion immediately accepts and promptly pays for shares as they are tendered during the subsequent offering period. If Sapphire Expansion elects to provide a subsequent offering period, it will notify stockholders of Retek consistent with the requirements of the SEC.
      Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to shares tendered during a subsequent offering period. The same consideration will be paid to stockholders tendering shares in the Offer or in a subsequent offering period, if one is provided.
      This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of shares and these materials will also be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Retek’s stockholder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
      If any tendered shares are not accepted for payment pursuant to the Offer for any reason, or if certificates representing the shares are submitted representing more shares than are tendered, certificates representing unpurchased or untendered shares will be returned, without expense to the tendering stockholder (or, in the case of shares delivered pursuant to the book-entry transfer procedures set forth in Section 3, such shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following the expiration, termination or withdrawal of the Offer.
      Sapphire Expansion reserves the right to transfer or assign to one or more of Sapphire Expansion’s affiliates, in whole or from time to time in part, the right to purchase all or any portion of the shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Sapphire Expansion of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for shares validly tendered and accepted for payment pursuant to the Offer.

2.	Acceptance for Payment and Payment
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Sapphire Expansion will accept for payment, and will pay for, all shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the Expiration Date. If there is a subsequent offering period, all shares tendered prior to the Expiration Date will be immediately accepted for payment and promptly paid for following the Expiration Date, and shares tendered during a subsequent offering period will be immediately accepted for payment and paid for as they are tendered. See Section 14. Sapphire Expansion expressly reserves the right, in its sole discretion but subject to the applicable rules of the SEC, to delay acceptance for payment of, and thereby delay payment for, shares if any of the conditions referred to in Section 14 has not been satisfied or upon the occurrence of any of the events specified in Section 14.
      In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

(a)	the share certificates evidencing such shares or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3;

(b)	the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

(c)	any other documents required by the Letter of Transmittal.
      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Sapphire Expansion may enforce such agreement against such participant.
      For purposes of the Offer, Sapphire Expansion will be deemed to have accepted for payment shares validly tendered and not properly withdrawn, if and when Sapphire Expansion gives oral or written notice to the Depositary of Sapphire Expansion’s acceptance of such shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Sapphire Expansion and transmitting payment to validly tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Sapphire Expansion’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of shares pursuant to the Offer.
      Under no circumstances will any interest on the purchase price for shares be paid by Sapphire Expansion regardless of any extension of the Offer or any delay in making such payment.
      Sapphire Expansion will pay any stock transfer taxes incident to the transfer to it of validly tendered shares as well as any charges and expenses of the Dealer Manager, the Depositary and the Information Agent.
      If any tendered shares are not accepted for payment pursuant to the Offer for any reason, or if certificates representing the shares are submitted representing more shares than are tendered, certificates representing unpurchased or untendered shares will be returned, without expense to the tendering stockholder (or, in the case of shares delivered pursuant to the book-entry transfer procedures set forth in Section 3, such shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares
      Valid Tender of Shares. In order for shares to be validly tendered pursuant to the Offer, on or prior to the Expiration Date either (a) (i) share certificates representing tendered shares must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of shares, must be received by the Depositary at one of such addresses and (iii) any other documents required by the Letter of Transmittal must be received by the Depositary at one of such addresses or (b) the guaranteed delivery procedures set forth below must be followed.
      The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and sole risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the course of a book-entry transfer, by book-entry confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures set forth below must be complied with.
      Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.
      Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the shares) of shares tendered therewith and such registered holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.
      Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the Offer and such stockholder’s share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(a)	such tender is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Sapphire Expansion, is received by the Depositary, as provided below, prior to the Expiration Date; and

(c)	within three trading days on the Nasdaq National Market after the date of execution of such Notice of Guaranteed Delivery (i) share certificates representing tendered shares are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such shares are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of shares, is received by the Depositary at one of such addresses and (iii) any other documents required by the Letter of Transmittal are received by the Depositary at one of such addresses.
      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.
      Backup U.S. Federal Income Tax Withholding. In order to avoid “backup withholding” of U.S. Federal income tax on payments of cash pursuant to the Offer, a stockholder tendering shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders who are United States persons surrendering shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Sapphire Expansion and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Stockholders who are Non-U.S. Persons as defined in Section 6 should complete and sign the main signature form and a Form W-8BEN Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 8 to the Letter of Transmittal.
      Determination of Validity. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by Sapphire Expansion, in its sole discretion, whose determination will be final and binding on all parties. Sapphire Expansion reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Sapphire Expansion’s counsel, be unlawful. Sapphire Expansion also reserves the absolute right to waive any defect or irregularity in any tender of shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.
      No tender of shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of SAP America, Sapphire Expansion or any of their affiliates or assigns, if any, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Sapphire Expansion’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
      Tender Constitutes an Agreement. The valid tender of shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Sapphire Expansion upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights
      Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after Monday, May 2, 2005.
      To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If share certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.
      Withdrawals of shares may not be rescinded. Any shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.
      None of SAP America, Sapphire Expansion or any of their affiliates or assigns, if any, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Sapphire Expansion, in its sole discretion, whose determination will be final and binding.
      If Sapphire Expansion provides a subsequent offering period following the Offer, no withdrawal rights will apply to shares tendered during such subsequent offering period.

5.	Information Concerning Retek
      Retek is a Delaware corporation with its principal executive offices located at 950 Nicollet Mall, 4th Floor, Minneapolis, MN, 55403 (telephone number +1 612 587 5000).
      Retek described its business as follows in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003:

Retek is a leading provider of software solutions and services to the retail industry. We provide innovative technology solutions that help retailers create, manage and fulfill consumer demand. Our solutions and services have been developed specifically to meet the needs of the retail industry. We believe the processes and methodologies embedded in our solutions reflect the best retail practices of our customers and partners. By supporting core retail business processes, our solutions help retailers improve the efficiency of their operations and build stronger relationships with their customers.

We market our software solutions through our direct and indirect sales channels primarily to retailers who sell to their customers through traditional retail stores, catalogs and/or Internet-enabled storefronts.

We were originally incorporated in Ohio in 1985 as Practical Control Solutions, Inc., which was renamed Retek Logistics, Inc. in April 1999. In September 1999, Retek Logistics, Inc. was reincorporated as a Delaware corporation and renamed Retek Inc. On November 23, 1999, we completed our initial public offering. Prior to the completion of our initial public offering, we were a wholly-owned subsidiary of HNC Software, Inc. (“HNC”), a business-to-business software company that developed and marketed predictive software solutions. On October 2, 2000, HNC announced that it had completed the separation of Retek from HNC effective September 29, 2000 through the pro rata distribution to HNC’s stockholders, as a dividend, of all of the shares of Retek common stock owned by HNC.
      Retek has represented to SAP America and Sapphire Expansion in the Merger Agreement that Retek has been advised by each of its directors and executive officers that each such person intends to tender all Retek shares owned by such person pursuant to the Offer.
      The following consolidated financial statements of Retek are incorporated by reference into this document:

•	the audited consolidated financial statements of Retek as of and for the fiscal years ended December 31, 2002, and December 31, 2003 contained in Item 15 to Retek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 12, 2004; and

•	the unaudited consolidated financial statements of Retek for the three and nine month fiscal periods ended September 30, 2003 and 2004 contained in Item 1 of Part I of Retek’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 8, 2004.
      This information may be inspected and copies obtained as provided in the following paragraph.
      Retek is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Retek’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
      Certain Projections Regarding Retek. During the course of the discussions described in Section 11, certain financial projections regarding Retek were developed. Retek’s management answered questions and provided feedback regarding these projections, including the fact that the projections were consistent with Retek’s internal working estimates. The following is a summary of projected financial information regarding Retek:
RETEK

	Projections For
	Year Ending
	December 31,

	2005	2006

	(In US$ millions,
	except per share
	amounts)
Revenue	$181.0	$198.6
Gross Profit	98.8	111.7
Operating Income	24.4	32.7
Net Income	16.2	21.5
Earnings Per Share	$0.27	$0.35
      To the knowledge of SAP America and Sapphire Expansion, Retek does not, as a matter of course, make public any specific projections regarding its future performance or earnings beyond general guidance ranges for a particular quarter. The projections set forth above are included in this Offer to Purchase only because Retek provided certain confirming and clarifying information to SAP AG and SAP America. This information is being disclosed for the limited purpose of giving Retek stockholders access to certain financial projections developed in connection with SAP AG’s and SAP America’s due diligence review of Retek. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present Retek’s results of operations in accordance with generally accepted accounting principles, and Retek’s independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them.
      The projections described above constitute forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results reflected in such projections. The financial forecasts upon which these projections were based in part were, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by the management of Retek in developing their internal working estimates (not all of which were provided to SAP AG, SAP America or Sapphire Expansion) with respect to industry performance, general business, economic, market and financial conditions, competition, and other matters, all of which are difficult to predict, many of which are beyond Retek’s control, and none of which were subject to approval by SAP AG, SAP America or Sapphire Expansion. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove reasonable or accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially better or worse than those contained in the projections.
      The inclusion of the projections herein should not be regarded as an indication that any of SAP AG, SAP America, Sapphire Expansion, Retek or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of SAP America, Sapphire Expansion, Retek or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Retek compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

6.	United States Federal Income Tax Considerations
      The following is a general summary of certain material U.S. Federal income tax consequences of the Offer and, if applicable, any subsequent merger. The discussion applies only to holders that hold the shares as capital assets. This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular holder of shares. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (a) Non-U.S. Persons (as defined below); (b) financial institutions; (c) insurance companies; (d) dealers or traders in securities or currencies or notional principal contracts; (e) tax-exempt entities; (f) persons that will hold the shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes; (g) stockholders subject to alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) persons that own (or are deemed to own) 10% or more of the voting shares of Retek; (k) partnerships and other pass-through entities and persons who hold the shares through such partnerships or other pass-through entities; (l) persons that have a “functional currency” other than the U.S. Dollar; and (m) stockholders that acquired (or will acquire) shares through exercise of employee stock options or otherwise as compensation. This summary does not discuss any aspects of state, local or foreign tax laws.
      This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.

      All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.
      For purposes of this summary, a “Non-U.S. Person” is a beneficial owner of shares that is not, for U.S. Federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or partnership (or an entity treated as a corporation or partnership) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisor.
      The description of U.S. Federal income tax consequences set forth below is for general information only. Stockholders of Retek should consult their own tax advisors as to the particular tax consequences to them of the Offer, including the application of U.S. Federal, state, local and foreign tax laws and possible changes in tax laws.
      The receipt of cash pursuant to the Offer will be a taxable transaction for U.S. Federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign income tax laws.
      Generally, for U.S. Federal income tax purposes, a tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the aggregate adjusted tax basis in the shares tendered by the stockholder and purchased by Sapphire Expansion pursuant to the Offer. Gain or loss will be calculated separately for each block of shares tendered and purchased by Sapphire Expansion pursuant to the Offer. Any capital gain or loss recognized will be long-term capital gain or loss if the tendering stockholder’s holding period for the shares exceeds one year. In the case of a tendering non-corporate stockholder, any long-term capital gain will generally be subject to U.S. Federal income tax at a maximum rate of 15%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.
      The tax treatment of shares converted into cash pursuant to any merger, if consummated, would be the same as the tax treatment of shares tendered in the Offer as discussed above.
      A stockholder that exchanges all of its shares for cash in connection with appraisal rights will generally recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash received and (b) such stockholder’s adjusted tax basis in the shares surrendered. The capital gain or loss will be long-term capital gain or loss if the stockholder’s holding period for such shares exceeds one year. Any long-term capital gain recognized by a non-corporate stockholder generally will be subject to U.S. Federal income tax at a maximum rate of 15%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.
      Certain non-corporate stockholders of Retek may be subject to information reporting and backup withholding at a rate of 28% on cash payments received in connection with the Offer or any merger (including cash paid in respect of the exercise of appraisal rights). Backup withholding will not apply, however, to a stockholder who (a) furnishes a correct taxpayer identification number and certifies that such stockholder is not subject to backup withholding on the Substitute Internal Revenue Service Form W-9 or successor form included in the Letter of Transmittal, (b) provides a certification of foreign status on Internal Revenue Service Form W-8BEN or successor form or (c) is otherwise exempt from backup withholding.
      If a stockholder does not provide a correct taxpayer identification number, such stockholder may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against a stockholder’s U.S. Federal income tax liability provided the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. Federal income tax return. Stockholders of Retek should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption.

7.	Price Range of the Shares
      The shares are traded on the Nasdaq National Market under the symbol “RETK”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the shares on the Nasdaq National Market as reported by Bloomberg L.P.
RETEK

	Sales Price

Calendar Year	High	Low

2002:
First quarter	$34.30	$17.09
Second quarter	28.51	18.20
Third quarter	24.30	2.99
Fourth quarter	4.75	1.50
2003:
First quarter	6.17	2.62
Second quarter	8.50	5.02
Third quarter	7.89	6.00
Fourth quarter	11.49	6.75
2004:
First quarter	11.99	6.57
Second quarter	8.35	5.28
Third quarter	6.15	3.40
Fourth quarter	6.86	4.42
2005:
First quarter (through February 25, 2005)	6.49	5.08
      On Friday, February 25, 2005, the last full trading day prior to the announcement of the Offer, the reported closing price on the Nasdaq National Market for the shares was $6.00 per share. Stockholders are urged to obtain a current market quotation for the shares.
      To date, Retek has never paid a dividend on the shares.
8.     Information Concerning SAP AG, SAP America and Sapphire Expansion
      SAP AG is a stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany. SAP AG’s principal executive offices are located at Neurottstrasse 16, 69190 Walldorf, Germany. SAP AG’s telephone number is +49 6227 7 47474.
      SAP AG is a leading provider of business software solutions, with over 30,000 employees in more than 50 countries. SAP AG’s principal activities are the development, marketing, sales and support of a variety of software solutions, primarily enterprise application software products for organizations including corporations, governmental agencies, and educational institutions. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt Stock Exchange and, in the form of American Depositary Shares, the New York Stock Exchange under the symbol “SAP.”
      SAP America, a Delaware corporation, is a wholly owned subsidiary of SAP AG and the principal U.S. operating subsidiary of SAP AG. SAP America’s principal executive offices are located at 3999 West Chester Pike, Newtown Square, PA, 19073, USA and its telephone number is +1 610 661 1000. SAP AG began operating in the United States in 1988 through SAP America. SAP America engages in regional operations, administration, marketing, sales, consulting, training, customer support and research and development.

      Sapphire Expansion was incorporated on January 26, 2005 under the laws of the State of Delaware. Sapphire Expansion is a wholly owned subsidiary of SAP America. Sapphire Expansion has not engaged, and is not expected to engage, in any business other than in connection with its organization, the Offer and the Merger. Its principal executive offices and telephone number are the same as those of SAP America.
      SAP AG is subject to the informational filing requirements of the Exchange Act and files periodic reports with the SEC. These reports can be obtained in person or by mail from the SEC’s public reference facilities in the manner set forth with respect to information concerning Retek in Section 5.
      Neither Sapphire Expansion nor SAP America is subject to the informational filing requirements of the Exchange Act and, consequently, neither is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.
      The name, business address and telephone number, citizenship, present principal occupation and material positions held during the past five years of each of the directors and executive officers of SAP AG, SAP America and Sapphire Expansion are set forth in Schedule I to this Offer to Purchase. Except as otherwise stated in this Offer to Purchase, none of SAP AG, SAP America or Sapphire Expansion, nor, to their knowledge, any of the persons listed in Schedule I nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Retek shares or has engaged in any transactions in Retek shares in the past 60 days.
      Except as otherwise stated in this Offer to Purchase, there have not been any negotiations, transactions or material contacts during the past two years between SAP AG, SAP America or Sapphire Expansion, or, to their knowledge, any of the persons listed in Schedule I, on the one hand, and Retek or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets, nor to the knowledge of SAP AG, SAP America and Sapphire Expansion have there been any negotiations or material contacts between subsidiaries, executive officers and directors. None of SAP AG, SAP America or Sapphire Expansion, nor, to their knowledge, any of the persons listed in Schedule I, has since the date hereof had any transaction with Retek or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.
      None of SAP AG, SAP America or Sapphire Expansion, or to the knowledge of SAP AG, SAP America or Sapphire Expansion, any of the persons listed in Schedule I (a) has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (b) has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws or a finding of any violation of U.S. Federal or state securities laws.

9.	Appraisal Rights; Going Private Transactions
      Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each stockholder who properly demands an appraisal of his or her shares under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid from the date of the Merger. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the shares, including, among other things, asset values and earning capacity. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties, as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.
      If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the cash consideration offered in the Merger. A stockholder may withdraw his demand for appraisal by delivery to Sapphire Expansion of a written withdrawal of his demand for appraisal and acceptance of the Merger.
      The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Schedule II to this Offer to Purchase.
      Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.
      Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Sapphire Expansion does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to consummation of the Merger.

10.	Source and Amount of Funds
      Sapphire Expansion estimates that the total amount of funds required to consummate the Offer and the Merger, and pay related fees and expenses will be approximately $502 million. Sapphire Expansion plans to obtain all funds needed for the Offer and the Merger from currently available resources of SAP America. The Offer and the Merger are not subject to any financing condition.
11.     Contacts and Transactions with Retek; Background of the Offer
      In October 2004, at SAP AG’s request, representatives of Credit Suisse First Boston, SAP AG’s financial advisor, telephoned Martin Leestma, President and Chief Executive Officer of Retek regarding Retek’s general interest in exploring a potential transaction between Retek and SAP AG. Following that conversation, Dr. Werner Brandt, Chief Financial Officer of SAP AG, spoke on the telephone with Mr. Leestma during which conversation the two agreed to meet in person with a small group to discuss the potential benefits of a transaction. On October 26, 2004, Dr. Brandt and another senior executive of SAP AG, Mr. Leestma and another senior executive of Retek, met in Amsterdam, The Netherlands and discussed the potential transaction and the start of due diligence.
      On October 29, 2004, SAP AG and Retek executed a confidentiality agreement, pursuant to which SAP AG and Retek agreed to keep confidential certain information exchanged between the parties, and SAP AG agreed to certain standstill restrictions limiting SAP AG and its affiliates’ ability to acquire Retek assets, businesses or voting stock without Retek’s consent.
      On November 1 and November 2, 2004, senior representatives of SAP AG and SAP America, together with representatives of Credit Suisse First Boston, met Mr. Leestma and other senior executives of Retek, together with representatives of Deutsche Bank, Retek’s financial advisor, in Minneapolis to conduct an initial due diligence review of Retek. Following those meetings, representatives of SAP AG and Credit Suisse First Boston requested certain additional information from Mr. Leestma and representatives of Deutsche Bank, which information was subsequently provided to SAP AG and Credit Suisse First Boston.
      On November 15, 2004, the executive board of SAP AG met to review the status of the discussions. On November 18, 2004, the board of directors of Retek met to discuss the proposed transaction. Between

November 18, 2004 and November 24, 3004, discussions continued between representatives of SAP AG and Retek and their respective advisors.
      On November 25, 2004, SAP AG sent Retek a preliminary, non-binding term sheet outlining SAP AG’s proposed terms for a cash tender offer followed by a cash merger. SAP AG suggested a cash price for the acquisition of Retek of $6.75 to $7.25 per share.
      On December 8, 2004, at a meeting of Retek’s board of directors, Retek discussed the preliminary, non-binding term sheet. In a letter to Dr. Brandt dated December 15, 2004, Mr. Leestma indicated that Retek’s board concluded that the price suggested by SAP AG was not consistent with the current position and prospects of Retek. Mr. Leestma further indicated that Retek’s board had authorized Mr. Leestma to continue discussions with SAP AG. The following day Retek provided written comments on the non-binding, preliminary term sheet submitted by SAP AG. Following further discussions on behalf of SAP AG and Retek by their respective financial advisors, on January 10, 2005, SAP AG sent a revised preliminary, non-binding term sheet to Retek proposing a cash price for the acquisition of Retek of $8.00 per share.
      On January 14, 2005, Dr. Brandt and Mr. Leestma spoke by telephone regarding certain aspects of the latest preliminary, non-binding term sheet.
      Retek’s board of directors met on January 18, 2005, to discuss SAP AG’s revised preliminary, non-binding term sheet. On January 20, 2005, Mr. Leestma sent an email to Dr. Brandt indicating that Retek’s board of directors had authorized management to proceed with negotiating a possible transaction at a minimum price of $8.50 per share assuming satisfactory negotiation of contractual terms.
      On January 25, 2005, Dr. Brandt sent a letter to Mr. Leestma, together with a revised preliminary, non-binding term sheet proposing a cash price for the acquisition of $8.50 per share and requesting an exclusive period to conduct due diligence.
      On January 28, 2005, SAP AG and Retek signed an exclusivity agreement, which provided for a four-week period of exclusivity between SAP AG and Retek to negotiate a possible transaction.
      Between January 31, 2005 and February 4, 2005, representatives of SAP AG and SAP America performed an extensive due diligence investigation of Retek and its business. Between February 4, 2005 and February 27, 2005, Retek, SAP America and their legal and financial advisors negotiated the terms of the definitive Merger Agreement. Representatives of SAP AG and SAP America continued their due diligence investigations during this period.
      On February 24, 2005, the executive board of SAP AG approved the contemplated transaction, subject to satisfactory negotiation of definitive documentation. On the same day, the board of directors of SAP America and of Sapphire Expansion each approved the Merger Agreement and approved the other documentation for the contemplated transaction.
      On February 27, 2005, the board of directors of Retek approved the Merger Agreement and approved the other documentation for the contemplated transaction. On the morning of February 28, 2005, the supervisory board of SAP AG approved the transaction and authorized SAP America to enter into the Merger Agreement.
      Following such approvals, the Merger Agreement was executed and delivered and the transaction was publicly announced at approximately 8 a.m. EST on February 28, 2005.

12.	Purpose and Structure of the Offer; the Merger Agreement; Plans for Retek

Purpose of the Offer
      The purpose of the Offer is for Sapphire Expansion to acquire all outstanding shares of common stock of Retek. The Offer, as the first step in the acquisition of Retek, is intended to facilitate the acquisition of all the Retek shares. The purpose of the Merger is to acquire all Retek shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement
      The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” Sapphire Expansion will be merged with and into Retek, and each then outstanding share (other than shares owned directly by SAP America, Sapphire Expansion or Retek in treasury, or Retek shares that are held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon.
      Vote Required to Adopt Merger. The DGCL requires, among other things, that any plan of merger or consolidation of Retek must be, if the “short-form” merger procedure described below is not available, approved by Retek’s board of directors and adopted by the holders of Retek’s outstanding voting securities. Retek’s board of directors has approved the Merger Agreement, the Offer and the Merger; consequently, the only additional action of Retek that may be necessary to effect the Merger is adoption of the Merger Agreement by Retek’s stockholders, if such “short-form” merger procedure is not available. Under the DGCL, if stockholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the outstanding shares. If Sapphire Expansion acquires, through the Offer or otherwise, voting power with respect to a majority of the outstanding shares (which would be the case if the Minimum Condition were satisfied and Sapphire Expansion were to accept for payment shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Retek.
      The DGCL also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without the approval of the stockholders of the parent or the subsidiary. Accordingly, if, as a result of the Offer or otherwise, Sapphire Expansion owns at least 90% of the outstanding shares, Sapphire Expansion could effect the Merger without prior notice to, or any action by, any other stockholder of Retek. Pursuant to the Merger Agreement, Retek granted SAP America the Top-Up Option, which permits but does not require SAP America to purchase, at a price per share equal to the Offer Price, a number of Retek shares that, when added to the number of shares owned by SAP America, Sapphire Expansion and any of their respective affiliates immediately following consummation of the Offer, would constitute at least 90% of the Retek shares then outstanding. The Top-Up Option would only be exercisable if Sapphire Expansion accepts for payment pursuant to the Offer Retek shares constituting, together with Retek shares owned by SAP America or its affiliates, at least 80% but less than 90% of the Retek shares then outstanding.
      Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the shares; (b) any consents, approvals and filings under any foreign competition and antitrust law, including the German Federal Cartel Office, the absence of which would prohibit the consummation of the Merger, shall have been obtained or made, and all other regulatory approvals required to consummate the transactions contemplated by the Merger Agreement whether U.S. or foreign shall have been obtained and shall be in full force and effect, (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting the condition described in this clause (c), the party asserting such condition shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered, (d) no statute, rule or regulation shall have been enacted or promulgated by any governmental entity that prohibits consummation of the Merger, and (e) Sapphire Expansion shall have previously accepted for payment and paid for shares pursuant to the Offer.
      Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the stockholders of Retek:

(a)	by mutual written consent of Retek and SAP America;

(b)	by either SAP America or Retek if

(i)	any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Retek shares pursuant to the Offer or the Merger and such order, decree, ruling or other action has become final and nonappealable; or

(ii)	if as the result of the failure of any of the conditions described in Section 14, (A) Sapphire Expansion has failed to commence the Offer within 30 days following the date of the Merger Agreement or (B) the Offer has terminated or expired in accordance with its terms (including after giving effect to any extensions) without Sapphire Expansion having purchased any Retek shares pursuant to the Offer prior to September 30, 2005; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (ii) is not available to any party whose failure to comply with its obligations under or breach of the Merger Agreement results in the failure of any such condition;

(c)	by SAP America, if any representation or warranty made by Retek in the Merger Agreement is not true and correct, or if Retek breaches or fails to perform in any material respect any of its covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 14 and (ii) cannot be or has not been cured within 15 days after the giving of written notice to Retek of such breach;

(d)	by SAP America if (i) either SAP America or Sapphire Expansion is entitled to terminate the Offer as a result of the occurrence of any event described in paragraph (e) of Section 14 or (ii) there has not been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the outstanding Retek shares, on a fully diluted basis, on or prior to such date;

(e)	by Retek, prior to the acceptance for payment of Retek shares pursuant to the Offer, if Retek’s board of directors causes Retek to accept a Superior Retek Proposal and enter into an Acquisition Agreement with respect thereto in accordance with the second paragraph under “Takeover Proposals”; provided, however, that Retek has complied with all of the applicable provisions of the Merger Agreement; or

(f)	by Retek prior to the acceptance of Retek shares for payment pursuant to the Offer, if SAP America has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement and if such failure to perform cannot be or has not been cured within 15 days after the giving of written notice to SAP America of such breach.
      Takeover Proposals. The Merger Agreement provides that Retek will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any officer, director, or employee of, or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of Retek or any of its subsidiaries to, directly or indirectly (a) solicit, initiate or encourage the submission of, any Retek Takeover Proposal (as defined below), (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate knowingly the making of any inquiry or any proposal that constitutes, or would reasonably be expected to lead to, any Retek Takeover Proposal or (c) make or authorize any statement, recommendation or solicitation in respect of any Retek Takeover Proposal (except as described below). Retek has agreed to, and to cause its subsidiaries and representatives to, (i) immediately cease and cause to be terminated all discussions or negotiations with respect to any proposal that constitutes or would reasonably be expected to lead to a Retek Takeover Proposal and (ii) request the prompt return or destruction of all confidential information previously furnished. Retek has agreed to, and to cause each Retek subsidiary to, enforce (and not release any person from any obligations under) any confidentiality, standstill or similar agreement to which Retek or any Retek subsidiary is a party. Notwithstanding the foregoing, at any time prior to acceptance for payment of Retek shares pursuant to the Offer, Retek may, in response to a Retek Takeover Proposal that the Retek board of directors determines in good faith after consultation with outside counsel and an independent financial advisor of nationally recognized reputation is or is reasonably likely to result in a Superior Retek Proposal (as defined below) that was not solicited by Retek or its representatives and that did not otherwise result from a breach or a deemed breach of this paragraph, and subject to providing prior written notice of its decision to take such action to SAP America and compliance with this paragraph; (A) furnish information with respect to Retek and Retek’s subsidiaries to the person making such Retek Takeover Proposal pursuant to a confidentiality agreement not less restrictive than the confidentiality agreement between Retek and SAP AG, provided that all such information not previously provided to SAP America is provided or made available on a substantially concurrent basis to SAP America and (B) participate in discussions or negotiations with the person making such Retek Takeover Proposal regarding such Retek Takeover Proposal. Any violation of the restrictions set forth in the preceding sentence by any representative or affiliate of Retek or any Retek subsidiary, whether or not such person is purporting to act on behalf of Retek or any Retek subsidiary or otherwise, will be deemed to be a breach of the provisions described in this paragraph by Retek.
      The Merger Agreement provides further that neither Retek nor the board of directors of Retek nor any committee thereof may (a) (i) withdraw or modify, or propose to withdraw or modify, the approval or recommendation by the Retek board of directors or any such committee of the Merger Agreement, the Offer or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Retek Takeover Proposal (either (i) or (ii) being an “Adverse Change in Recommendation”) or (b) approve, cause or permit Retek or any Retek subsidiary to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement (each, an “Acquisition Agreement”) related to any Retek Takeover Proposal. Notwithstanding the foregoing, Retek may, to the extent that a failure to do so would be inconsistent with the fiduciary obligations of the Retek board of directors under applicable law as determined in good faith by a majority of disinterested members of the board after consultation with outside counsel, (A) make an Adverse Change in Recommendation or (B) at any time prior to the acceptance for payment of Retek shares pursuant to the Offer, in response to a Superior Retek Proposal that was not solicited by or on behalf of Retek or any Retek subsidiary and did not otherwise result from a breach of the preceding paragraph, terminate the Merger Agreement pursuant to clause (e) under “Termination of the Merger Agreement” above, so long as concurrently with or immediately after such termination, the Retek board of directors causes Retek to accept such Superior Retek Proposal and enter into an Acquisition Agreement with respect thereto; provided, however, that such determination will not be made prior to: (I) the fifth business day following the receipt by SAP America of a Notice of Superior Proposal if such Notice of Superior Proposal is received prior to the date on which Retek has filed the Schedule 14D-9 or (II) the third business day following receipt of such Notice of Superior Proposal thereafter.
      In addition to the obligations of Retek described in the preceding two paragraphs, the Merger Agreement provides that Retek will promptly, but in any event within 24 hours, advise SAP America orally and in writing of any Retek Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to or contemplates, any Retek Takeover Proposal (including any change to the terms of any such Retek Takeover Proposal or inquiry) and the identity of the person making any such Retek Takeover Proposal or inquiry. Retek has agreed (a) to keep SAP America fully informed of the status of any such Retek Takeover Proposal or inquiry, (b) promptly to advise SAP America of any material amendments to the terms of any such Retek Takeover Proposal or inquiry and (c) provide to SAP America copies of all correspondence and other written material in the possession or control of Retek or its representatives, in connection with any Retek Takeover Proposal, as soon as practicable after receipt or delivery thereof. Retek has agreed not to take any actions whether contractually or otherwise to limit its ability to comply with its obligations under the Merger Agreement. In determining whether to make an Adverse Change in Recommendation or to accept a Superior Retek Proposal, the Retek board of directors will give effect to any changes to the terms of the Merger Agreement proposed by SAP America following receipt of such written notice.
      The Merger Agreement defines “Notice of Superior Proposal” as a written notice to SAP America from Retek advising SAP America that the Retek board of directors is prepared to make an Adverse Change in Recommendation or accept a Superior Retek Proposal, specifying the terms and conditions of such Superior Retek Proposal and identifying the person making such Superior Retek Proposal (it being understood and agreed that any amendment to the price or an other material term of such Superior Retek Proposal will require a new Notice of Superior Proposal and a new three or five business day period, as described above).

      “Retek Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, directly or indirectly: (a) a merger, consolidation, tender offer, exchange offer, binding share exchange, joint venture, dissolution, recapitalization, liquidation, business combination or other similar transaction involving Retek or any Retek subsidiary, (b) the acquisition by any person in any manner of a number of shares of any class of equity securities of Retek or any Retek subsidiary equal to or greater than 15% of the number of such shares outstanding before such acquisition or (c) the acquisition by any person in any manner, directly or indirectly, of assets that constitute 15% or more of the net revenues, net income, EBITDA or assets of Retek and Retek subsidiaries taken as a whole, in each case other than the transactions contemplated by the Merger Agreement.
      “Superior Retek Proposal” means any bona fide written offer not solicited by or on behalf of Retek or any Retek subsidiary made by a third party that if consummated would result in such third party acquiring, directly or indirectly, at least a majority of the voting power of the Retek shares (so long as such third party is obliged to consummate a customary back end merger pursuant to which any remaining holders of Retek shares are entitled to receive the same consideration) or all or substantially all the assets of Retek and the Retek subsidiaries taken as a whole, (a) for consideration that Retek’s board of directors determines in its good faith judgment to be superior from a financial point of view on a present value basis to the holders of Retek shares than the transactions contemplated by the Merger Agreement (based on the advice of an independent financial advisor of nationally recognized reputation), taking into account all the terms and conditions of such proposal, the Merger Agreement and any proposal by SAP America to amend the terms of the Merger Agreement, (b) for which financing, to the extent required, is then committed, (c) for which, in the good faith judgment of Retek’s board of directors, no regulatory approvals are required, including antitrust approvals, that would not reasonably be expected to be obtained without undue cost or delay and (d) that, in the good faith judgment of Retek’s board of directors, is otherwise reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal.
      Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated, except that printing costs related to the transactions contemplated by the Merger Agreement will be shared equally between Retek and SAP America.
      Retek will promptly, but in no event later than the date of the earliest event described below, pay to SAP America by wire transfer of same day funds a fee of $15,000,000 (the “Termination Fee”) if: (a) SAP America or Sapphire Expansion terminates the Merger Agreement pursuant to the provisions described above in clause (d)(i) under “Termination of the Merger Agreement” or Retek terminates the Merger Agreement pursuant to the provisions described above in clause (e) under “Termination of the Merger Agreement”, or (b) Retek has knowledge of a Retek Takeover Proposal, a Retek Takeover Proposal has been made directly to Retek stockholders, or any person has announced an intention (whether or not conditional) to make a Retek Takeover Proposal, and thereafter the Merger Agreement is terminated pursuant to the provisions described above in clause (b)(ii), (c) or (d)(ii) under “Termination of the Merger Agreement,” and within 12 months of such termination Retek either enters into an Acquisition Agreement or consummates a Retek Takeover Proposal.
      Conduct of Business by Retek. The Merger Agreement provides that except for matters contemplated by the Merger Agreement, from the date of the Merger Agreement to the effective time of the Merger, Retek will, and will cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course of business and use all reasonable efforts to preserve intact its assets, intellectual property, business organization and relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, and to keep available the services of its current officers and employees with the objective of preserving unimpaired their goodwill and ongoing business at the effective time of the Merger. In addition, and without limiting the generality of the foregoing, except for matters expressly permitted by the Merger Agreement or set forth in Retek’s disclosure schedule delivered to SAP America and Sapphire Expansion contemporaneously with the execution of the Merger Agreement (“Retek’s Disclosure Schedule”), from the date of the Merger Agreement to the effective time of the Merger, Retek will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Sapphire Expansion:

(a)	(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Retek to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Retek or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b)	issue, deliver, sell, grant, pledge, transfer or otherwise encumber or dispose of or subject to any lien (i) any shares of its capital stock, (ii) any voting debt of Retek or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting debt of Retek, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) the issuance of Retek shares upon the exercise of Retek Stock Options (defined below) outstanding on the date of the Merger Agreement and in accordance with their current terms, and (B) the issuance of Retek shares pursuant to the Top-Up Option;

(c)	amend Retek’s charter, by-laws or other comparable charter or organizational documents;

(d)	directly or indirectly acquire or agree to acquire, by merging or consolidating with, or by purchasing or by any other manner, any equity interest in, business of or a substantial portion of the assets of any person or any acquisition by Retek or any of its subsidiaries of any assets that are material to Retek and its subsidiaries;

(e)	(i) grant to any current or former director, officer or employee of Retek or any of its subsidiaries any increase in compensation or pay any bonus, except for increases in cash compensation in the ordinary course of business or to the extent required under employment agreements in effect on the date of the Merger Agreement and set forth in Retek’s Disclosure Schedule, (ii) grant to any such current or former director, officer or employee of Retek or any of its subsidiaries any increase in severance or termination pay, except to the extent required under any agreement in effect on the date of the Merger Agreement and set forth in Retek’s Disclosure Schedule, (iii) establish, adopt, enter into or amend any Retek benefit agreement, (iv) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Retek benefit plan, (v) take any action to accelerate any rights or benefits, take any action to fund or in any other way secure the payment of compensation or benefits under any Retek benefit agreement or Retek benefit plan or make any material determinations not in the ordinary course of business, under any collective bargaining agreement, Retek benefit plan or Retek benefit agreement or (vi) amend or modify any Retek Stock Option (defined below);

(f)	make any change in its fiscal year, revalue any assets or make any change in its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or law;

(g)	except licenses of Retek intellectual property to customers in the ordinary course of business, directly or indirectly sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets with a value, individually or in the aggregate, in excess of $100,000;

(h)	(i) incur, assume or guarantee any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Retek or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances (other than advances to non-officer employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than to Retek or any direct or indirect wholly owned subsidiary of Retek;

(i)	engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by Retek or any of its subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business;

(j)	incur or agree to incur any new capital expenditures that in the aggregate are in excess of $1,000,000 in any calendar quarter;

(k)	make or change any material tax election or settle or compromise any material tax liability or refund;

(l)	(i) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Retek included in Retek’s SEC filings or incurred since the date of such financial statements in the ordinary course of business or (ii) cancel any indebtedness that is material, individually or in the aggregate, to Retek and its subsidiaries taken as a whole, or waive any claims or rights of substantial value;

(m)	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than for the liquidation of any Retek subsidiary into Retek;

(n)	make, enter into or renew, extend, amend, modify, or waive any material provisions of any contract or commitment or relinquish or waive any material contract rights or agree to the termination of any material contract, except in the ordinary course of business;

(o)	institute, settle, or agree to settle any action, claim or proceeding pending or threatened before any arbitrator, court or other governmental entity;

(p)	agree to any covenant of Retek or a Retek subsidiary not to compete or other covenant of Retek or a Retek subsidiary restricting the development, manufacture, marketing or distribution of the products or services of Retek or any Retek subsidiary or otherwise limiting the freedom of Retek or any Retek subsidiary to compete in any line of business or with any person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of SAP America or any of its affiliates after the consummation of the Offer or the Merger;

(q)	make any change in personnel relating to key employees, operations or finance; or

(r)	authorize, commit or agree to take any action referred to in this section “Conduct of Business by Retek”.
      Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Sapphire Expansion for, any Retek shares pursuant to the Offer, Sapphire Expansion will be entitled to designate such number of directors on Retek’s board of directors as will give Sapphire Expansion, subject to compliance with Section 14(f) of the Exchange Act, representation on Retek’s board of directors equal to at least that number of directors, rounded up to the next whole number, that equals the product of

(a) the total number of directors on Retek’s board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Retek shares so accepted for payment and paid for by Sapphire Expansion plus the number of Retek shares otherwise owned by Sapphire Expansion or any other subsidiary of SAP America bears to (ii) the number of such shares outstanding, and Retek will, at such time, cause Sapphire Expansion’s designees to be so elected or appointed to Retek’s board of directors, provided that in the event that Sapphire Expansion’s designees are appointed or elected to Retek’s board of directors, until the effective time of the Merger, Retek’s board of directors will have at least three directors who are members of Retek’s board of directors on the date of the Merger Agreement and who are not officers of Retek (“Independent Directors”); and provided, further, that, in such event, if the number of Independent Directors will be reduced below three for any reason whatsoever, the remaining Independent Directors will be entitled to nominate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, employees, stockholders or affiliates of Retek, SAP AG or SAP America, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, Retek has agreed to take all action requested by SAP America necessary to effect any such election or appointment, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Retek will make such mailing with the mailing of the Schedule 14D-9 (provided that Sapphire Expansion shall have provided to Retek on a timely basis all information required to be included in the Information Statement with respect to Sapphire Expansion’s designees). In connection with the foregoing, Retek has agreed promptly, at the option of Sapphire Expansion, either to increase the size of Retek’s board of directors or obtain the resignation of such number of its current directors as is necessary to enable Sapphire Expansion’s designees to be elected or appointed to Retek’s board of directors as provided above. Retek has also agreed to use its reasonable efforts to cause Sapphire Expansion’s designees to be proportionately represented on each committee of Retek’s board of directors (other than any committee of Retek’s board of directors established to take action under the Merger Agreement) and each board of directors of each subsidiary of Retek designated by Sapphire Expansion.
      Following the election or appointment of Sapphire Expansion’s designees pursuant to provisions described in the preceding paragraph until the effective time of the Merger, the concurrence of a majority of the Independent Directors will be required for any amendment to the Merger Agreement, any termination of the Merger Agreement by Retek, any extension by Retek of the time for the performance of any of the obligations of SAP America or Sapphire Expansion under the Merger Agreement (except as expressly permitted under the Merger Agreement), any recommendation to stockholders or any modification or withdrawal of any such recommendation, any retention of counsel or other advisors in connection with the transactions contemplated by the Merger Agreement, any required or permitted consent or action by Retek’s board of directors under the Merger Agreement or any waiver of any of Retek’s rights or SAP America’s or Sapphire Expansion’s obligations under the Merger Agreement.
      The Merger Agreement further provides that the directors of Sapphire Expansion immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until the next annual meeting of stockholders of the surviving corporation (or until their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. Retek will cause all directors of Retek to resign immediately prior to the effective time of the Merger.
      Stock Options. The Merger Agreement provides that the holder of each vested Retek Stock Option (as defined below) that has not been exercised prior to the effective time of the Merger will be entitled to receive an amount of cash equal to the product of the following: (a) the excess, if any, of (i) the per share Merger Consideration (as defined below) over (ii) the exercise price per share of the Retek shares subject to such Retek Stock Option, multiplied by (b) the number of Retek shares issuable pursuant to the vested and unexercised portion of such Retek Stock Option. Any Retek Stock Option that is unvested immediately prior to the effective time of the Merger will be terminated and cancelled as of the effective time of the Merger without any consideration paid in respect thereof. No Retek Stock Options will be assumed by SAP America.

No amount greater than the amount provided under the first sentence of this subparagraph may be paid to any option holder in respect of any Retek Stock Option. All Retek Stock Plans (as defined below) will be terminated as of the effective time of the Merger. “Merger Consideration” means an amount in cash equal to the Offer Price, without interest.
      All amounts payable as described above will be subject to any required withholding of taxes and will be paid at or as soon as practicable following the effective time of the Merger, but in any event within seven days following the effective time of the Merger, without interest. The cancellation of Retek Stock Options in exchange for the cash payments described under the heading “Stock Options” will be deemed a release of any and all rights the holder of such Retek Stock Options had or may have had in respect thereof.
      Retek’s board of directors (or if appropriate, any committee administering the Retek 1999 Employee Stock Purchase Plan (the “Retek ESPP”)) has adopted resolutions providing that a new purchase date for the Purchase Period (as defined in the Retek ESPP) ongoing at the date of the Merger Agreement (the “Current Purchase Period”) will be set as of the date immediately preceding the effective time of the Merger and any Offering Periods (as defined in the Retek ESPP) will end, and each participant’s right to purchase any Retek shares pursuant to the Retek ESPP will be converted, as of the date immediately preceding the effective time of the Merger, into the right to receive an amount of cash equal to (a) (i) the Merger Consideration minus the Purchase Price (as defined in the Retek ESPP) per Retek share multiplied by (ii) the number of Retek shares that such participant’s actual payroll contributions during the Current Purchase Period up to the date immediately preceding the effective time of the Merger would have purchased at the Purchase Price plus (b) reimbursement of such participant’s actual payroll contribution during the Current Purchase Period up to the date immediately preceding the effective time of the Merger; provided, however, that the maximum number of shares that would have been subject to purchase for the Current Purchase Period will not exceed 286,434 shares. The Retek ESPP will terminate immediately following the consummation of such conversion.
      As soon as practicable following the date of the Merger Agreement, Retek’s board of directors (or, if appropriate, any committee administering the Retek Stock Plans) will take or cause to be taken such actions as are required to cause (a) the Retek Stock Plans to terminate as of the effective time of the Merger and (b) the provisions in any other Retek benefit plan providing for the issuance, transfer or grant of any capital stock of Retek to be deleted as of the effective time of the Merger.
      In the Merger Agreement:

“Retek SAR” means a stock appreciation right awarded pursuant to the Retek Inc. 1999 Equity Incentive Plan;

“Retek Stock Option” means any option to purchase Retek shares granted under any Retek Stock Plan; and

“Retek Stock Plans” means the Retek Inc. 1999 Director Stock Option Plan, the Retek Inc. 1999 Equity Incentive Plan, the Retek Inc. 1999 Employee Stock Purchase Plan, the Hightouch Technologies, Inc. 1999 Stock Option Plan, and any other Retek stock option, stock incentive, employee stock purchase or other equity-based stock plans in effect, in each case as amended from time to time.
      Indemnification, Insurance. In the Merger Agreement, SAP America and Sapphire Expansion have agreed that all rights to indemnification for all acts or omissions occurring prior to the effective time of the Merger now existing in favor of the current or former directors or officers of Retek and its subsidiaries (the “Indemnified Parties”) as provided in their respective certificates of incorporation, by-laws or indemnification agreements will survive the Merger and will continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; provided, that in the event any claim or claims are asserted or made prior to the expiration of all applicable statutes of limitations, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims.
      SAP America will, or will cause Retek to, maintain in effect for six years after the effective time of the Merger the current policies of directors’ and officers’ liability insurance maintained by Retek and its subsidiaries on the date hereof (provided that SAP America may substitute therefor policies with reputable and financially sound carriers having at least the same coverage and amounts thereof and containing material terms and conditions that are no less advantageous to the persons currently covered by such policies as the insured) for acts or omissions occurring at or prior to the effective time of the Merger to the extent that such liability insurance can be maintained annually at a cost to SAP America not greater than 200% of the current annual premium for the current Retek directors’ and officers’ liability insurance; provided, however, that if such insurance cannot be so maintained or obtained at such cost, SAP America will maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 200% of the current annual premium of Retek for such insurance.
      Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement (including the provisions described above under “Takeover Proposals”), each of the parties has agreed to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including: (a) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings (including using all reasonable best efforts to cause the pre-merger notifications required under the HSR Act to be filed within seven business days after the date of the Merger Agreement and including other filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity, (b) the obtaining of all necessary consents, approvals or waivers from third parties, (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement; provided, however, that SAP America will not be required to consent to any action described in paragraph (a) of Section 14. In connection with and without limiting the foregoing, SAP America, Sapphire Expansion, Retek and Retek’s board of directors have agreed to (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any transaction contemplated by the Merger Agreement or the Merger Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
      Retek has agreed to give prompt notice orally and in writing to SAP America, and SAP America or Sapphire Expansion have agreed to give prompt notice orally and in writing to Retek, of any failure of any condition to the Offer described in Section 14 or any condition to the Merger set forth above under “Conditions to the Merger”; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.
      Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

Effects of the Offer
      Participation in Future Growth. Stockholders tendering shares in the Offer will not have the opportunity to participate in the future earnings, profits and growth of Retek and will not have the right to vote on corporate matters relating to Retek. If the Offer and any merger are completed, SAP America will own a 100% interest in the net book value, net earnings, cash on hand and other assets as well as liabilities of Retek and will benefit from any future increase in the value of Retek. Similarly, SAP America will bear the risk of any decrease in the value of Retek, and stockholders will not face the risk of a decline in the value of Retek.
      Market for Shares. The purchase of shares by Sapphire Expansion pursuant to the Offer will reduce the number of shares that might otherwise trade publicly and may reduce the number of holders of shares, which could adversely affect the liquidity and market value of the remaining shares held by the public.
      Stock Quotation. Following the closing of the Offer, depending upon the aggregate market value and the number of shares not purchased pursuant to the Offer or any subsequent open market or privately negotiated purchases, as well as the number of public stockholders, the shares may no longer meet the quantitative requirements for continued listing on the Nasdaq National Market and may become eligible for deregistration under the Exchange Act. If this occurs, the shares would no longer be quoted on the Nasdaq National Market, and Sapphire Expansion would seek to terminate the registration of the shares under the Exchange Act.
      Margin Regulations. The shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. Depending upon factors similar to those described above regarding listing and market quotations, the shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations in which event the shares would be ineligible as collateral for margin loans made by brokers.
      Exchange Act Registration. The shares are currently registered under the Exchange Act. Such registration may be terminated by Retek upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares. Termination of registration of the shares under the Exchange Act would reduce the information required to be furnished by Retek to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the shares. Furthermore, the ability of “affiliates” of Retek and persons holding “restricted securities” of Retek to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, the shares would no longer be eligible for reporting on the Nasdaq National Market or for continued inclusion on the Federal Reserve Board’s list of “margin securities.” Sapphire Expansion intends to seek to cause Retek to apply for termination of registration of the shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.
      If registration of the Retek shares is not terminated prior to the Merger, then the shares will be delisted from the Nasdaq National Market and the registration of the shares under the Exchange Act will be terminated following the consummation of the Merger.

Plans for Retek after the Offer
      SAP America’s current intention is to continue Retek’s operations in Minneapolis, Minnesota. Except as otherwise described in this Offer to Purchase, SAP America and Sapphire Expansion have no current plans or proposals (a) to effect an extraordinary corporate transaction involving Retek, such as a merger, reorganization, liquidation or dissolution involving Retek, (b) for a sale or transfer of a material amount of assets of Retek, (c) for any person to acquire additional securities of Retek, or to dispose of securities of Retek, (d) to change the location of Retek’s principal place of business or its principal executive office or of a material portion of its business activities, (e) to change materially Retek’s charitable or community contributions or related policies, programs, or practices, (f) to change materially Retek’s relationship with suppliers or customers or the communities in which it operates, (g) to change Retek’s capitalization or dividend policy or (h) make any other material change in Retek’s business, corporate structure, management or personnel. However, upon consummation of the Offer and the Merger, SAP America and Sapphire Expansion will reassess the situation, and may determine to take any of the above actions depending on the circumstances at that time.

13.	Dividends and Distributions
      Pursuant to the terms of the Merger Agreement, Retek is prohibited from taking any of the actions described in the two succeeding paragraphs, and nothing herein shall constitute a waiver by SAP America or Sapphire Expansion of any of its rights under the Merger Agreement or a limitation of remedies available to SAP America or Sapphire Expansion for any breach of the Merger Agreement, including termination thereof.
      If, on or after the date of the Merger Agreement, Retek (a) splits, combines or otherwise changes the shares or its capitalization, (b) acquires shares or otherwise causes a reduction in the number of shares, (c) issues or sells additional shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (d) discloses that it has taken such action, then, without prejudice to Sapphire Expansion’s rights described in Section 14, Sapphire Expansion, in its sole discretion, may make such adjustments in the Offer Price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change including, without limitation, the number or type of securities offered to be purchased.
      If, on or after the date of the Merger Agreement, Retek declares or pays any cash dividend on the shares or other distribution on the shares, or issues with respect to the shares any additional shares, shares of any other class of capital stock, other than voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the shares purchased pursuant to the Offer to Sapphire Expansion or its nominee or transferee on Retek’s stock transfer records, then, subject to the provisions described in Section 14, (a) the Offer Price may, in the sole discretion of Sapphire Expansion, be reduced by the amount of any such cash dividends or cash distributions and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of Sapphire Expansion and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Sapphire Expansion, accompanied by appropriate documentation of transfer, or (ii) at the direction of Sapphire Expansion, be exercised for the benefit of Sapphire Expansion, in which case the proceeds of such exercise will promptly be remitted to Sapphire Expansion. Pending such remittance and subject to applicable law, Sapphire Expansion will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Sapphire Expansion in its sole discretion.

14.	Conditions to the Offer
      Notwithstanding any other term of the Offer or the Merger Agreement, Sapphire Expansion will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sapphire Expansion’s obligation to pay for or return tendered Retek shares promptly after the termination or withdrawal of the Offer), to pay for any Retek shares tendered pursuant to the Offer unless (a) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Retek shares that would represent at least a majority of the Fully Diluted Shares (the “Minimum Condition”), and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder shall have expired or been terminated, and any approval required by the German Federal Cartel Office shall have been received, either by receipt of a written notification or by expiration of any applicable waiting period, and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of shares pursuant to the Offer shall have expired or been terminated. The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of Retek on a fully diluted basis, after giving effect to the exercise or conversion of all options (other than the option granted pursuant to the Top-Up Option), rights and securities exercisable or convertible into such voting securities. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sapphire Expansion will not be required to commence the Offer, accept for payment or, subject as aforesaid, to pay for any Retek shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of Retek, or if, at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exists:

(a)	there shall be pending or threatened any suit, action or proceeding by any Governmental Entity, or pending any suit, action or proceeding that has a reasonable likelihood of success by any other person, (i) challenging the acquisition by SAP America or Sapphire Expansion of any Retek shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement or, other than litigation that is set forth in Retek’s Disclosure Schedule, seeking to obtain from Retek, SAP America or Sapphire Expansion or any of their respective subsidiaries or affiliates any damages that are material in relation to Retek and Retek’s subsidiaries taken as whole, (ii) seeking to prohibit or limit the ownership or operation by Retek, SAP America or any of their respective subsidiaries of any material portion of the business or assets of Retek, SAP America or any of their respective subsidiaries or affiliates, or to compel Retek, SAP America or any of their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of Retek, SAP America or any of their respective subsidiaries or affiliates, as a result of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, (iii) seeking to impose limitations on the ability of SAP America or Sapphire Expansion to acquire or hold, or exercise full rights of ownership of, any Retek shares, including the right to vote the Retek shares purchased by it on all matters properly presented to the stockholders of Retek, (iv) seeking to prohibit SAP America or any of its subsidiaries from effectively controlling in any material respect the business or operations of Retek and Retek’s subsidiaries or (v) other than litigation that is set forth in Retek’s Disclosure Schedule, that otherwise individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, assets, financial condition, results of operations or, prospects of Retek and its subsidiaries, or directly or indirectly prevent or materially impede or delay the consummation of the Offer or the Merger (a “Retek Material Adverse Effect”);

(b)	any law or judgment shall have been enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or permit withheld with respect to, (i) SAP America, Retek or any of their respective subsidiaries or affiliates or (ii) the Offer, the Merger or any other transaction contemplated by the Merger Agreement, in either case by any governmental entity that individually or in the aggregate would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c)	since the date of the Merger Agreement, there shall have occurred any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a Retek Material Adverse Effect;

(d)	there shall have occurred and be continuing at the time immediately prior to such obligation of Sapphire Expansion (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (other than a shortening of trading hours or any trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) any extraordinary adverse change in the financial markets or major stock exchange indices in the United States or (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e)	Retek’s board of directors or any committee thereof shall have (i) failed to recommend the Offer or the approval and adoption of the Merger Agreement and the Merger by the stockholders of Retek or withdrawn or modified the approval or recommendation of Retek’s board of directors or any committee thereof of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger (including by amendment of the Schedule 14D-9) in a manner adverse to SAP America, (ii) approved or recommended to the stockholders of Retek a Retek Takeover Proposal or announced its intention to enter into an Acquisition Agreement with respect to a Retek Takeover Proposal or (iii) approved or recommended that stockholders of Retek tender their Retek shares into any tender offer or exchange offer that is a Retek Takeover Proposal or is related thereto;

(f)	any representation and warranty of Retek in the Merger Agreement shall not be true and correct (disregarding solely for purposes of this paragraph (f) any materiality or Retek Material Adverse Effect qualifications therein), which failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Retek Material Adverse Effect as of the scheduled or extended expiration of the Offer, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

(g)	any representation and warranty of Retek as to its capital structure, its intellectual property or computer software that is qualified as to materiality or material adverse effect shall not be true and correct or any such representation and warranty that is not so qualified shall not be true and correct in any material respect, as of the date of the Merger Agreement and as of the scheduled or extended expiration of the Offer, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

(h)	Retek shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Retek to be performed or complied with by it under the Merger Agreement;

(i)	Retek shall have (i) failed to timely file with the SEC its annual report on Form 10-K including all information required to be disclosed pursuant to Item 9A of Form 10-K or (ii) failed to include in its annual report on Form 10-K an unqualified opinion from its auditors on Retek’s financial statements; or

(j)	the Merger Agreement shall have been terminated in accordance with its terms.
The foregoing conditions are for the sole benefit of SAP America and Sapphire Expansion and may be asserted by SAP America or Sapphire Expansion regardless of the circumstances giving rise to such condition or may be waived by SAP America and Sapphire Expansion in whole or in part at any time and from time to time in their sole discretion; provided, however, that the Minimum Condition may not be waived. The failure by SAP America, Sapphire Expansion or any other affiliate of SAP America at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Legal Matters
      General. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by Retek with the SEC and other publicly available information regarding Retek and discussions of representatives of SAP America with Retek, neither SAP America nor Sapphire Expansion is aware of any licenses or regulatory permits that would be material to the business of Retek and its subsidiaries, taken as a whole, and that might be adversely affected by Sapphire Expansion’s acquisition of shares (and the indirect acquisition of the stock of Retek’s subsidiaries) as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of shares (or the indirect acquisition of the stock of Retek’s subsidiaries) by Sapphire Expansion pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is currently intended that such approval or action be sought or taken. There can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to Retek’s business, or that certain parts of Retek’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. Sapphire Expansion’s obligation to purchase and pay for shares is subject to certain conditions that may be applicable under such circumstances. See Section 14.
      State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations that are incorporated in such states and/or that have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of “Control Shares” (ones representing ownership in excess of certain voting power thresholds, e.g. 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.
      Section 203 of the DGCL (“Section 203”), in general, prohibits a Delaware corporation such as Retek from engaging in a “business combination” (defined to include a variety of transactions, including mergers) with an “interested stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless, among other things, prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. Retek’s board of directors approved in advance the Merger Agreement, the Offer, the Merger and the other transactions related thereto, and as a result of such approval Section 203 is inapplicable to the Offer and the Merger.
      SAP America and Sapphire Expansion will promptly file with the Minnesota Commission of Commerce any registration statement relating to the Offer required to be filed pursuant to Chapter 80B of the Minnesota statutes (relating to the registration of corporate takeovers).
      Sapphire Expansion does not believe that any other state takeover laws purport to apply to the Offer or the Merger. Sapphire Expansion reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Sapphire Expansion might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Sapphire Expansion might be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Sapphire Expansion may not be obliged to accept for payment or pay for any shares tendered pursuant to the Offer.
      Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares under the Offer may be consummated after the expiration of a 15 calendar day waiting period commenced by the filing by SAP AG of a Notification and Report Form with respect to the Offer, unless SAP AG receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. SAP AG filed a Notification and Report Form on March 2, 2005. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from SAP AG concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by SAP AG with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of SAP AG. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to Sapphire Expansion’s obligation to accept for payment and pay for shares tendered pursuant to the Offer.

      The Merger will not require an additional filing under the HSR Act if the Sapphire Expansion owns 50% or more of the outstanding shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.
      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Sapphire Expansion’s proposed acquisition of Retek. At any time before or after Sapphire Expansion’s acquisition of shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Retek shares acquired by Sapphire Expansion or the divestiture of substantial assets of Retek or its subsidiaries or SAP AG or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.
      Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by SAP AG of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies SAP AG within the one month waiting period of the initiation of an in-depth investigation. SAP AG has filed the German Notification. If the FCO initiates an in-depth investigation, the acquisition of shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies SAP AG within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Sapphire Expansion’s obligation to accept for payment and pay for shares tendered pursuant to the Offer.
      The Merger will not require an additional filing under the ARC if Sapphire Expansion owns 50% or more of the outstanding shares at the time of the Merger and if the Merger occurs after the acquisition of shares under the Offer is approved by the FCO, either by written approval or by expiration of any applicable waiting period.
      Litigation. On March 1, 2005, Retek was advised that certain Retek stockholders intend to file a class action lawsuit against certain officers and directors of Retek in state court in Minnesota, Hennepin County, titled Braverman v. Leestma et al. The action is purportedly brought by an individual stockholder named Ira Braverman on behalf of all stockholders of Retek. Retek is not named as a defendant in the action. The threatened lawsuit alleges that the defendants breached their fiduciary duties to Retek’s stockholders in connection with the negotiation and approval of the Merger Agreement. The plaintiff in the threatened lawsuit indicated an intention to seek injunctive relief preventing consummation of the Merger, rescission of the Merger to the extent already implemented, and the award of attorney’s fees.
      On March 2, 2005, a class action lawsuit was filed against Retek and certain officers and directors of Retek in state court in Minnesota, Hennepin County, titled Blakstad v. Retek, Inc. et al. The action was brought by an individual stockholder named Don Blakstad purportedly on behalf of all stockholders of Retek and has been assigned to Judge Tony Leung. Based on a press release issued by counsel for the plaintiff, the action alleges that the individual defendants breached their fiduciary duties to Retek’s stockholders in connection with the negotiation and approval of the Merger Agreement. The plaintiff also indicated an intention to seek injunctive relief preventing the consummation of the Merger, rescission of the Merger to the extent already implemented, and the award of attorney’s fees.

16.	Fees and Expenses
      Credit Suisse First Boston is acting as Dealer Manager in connection with the Offer and as financial advisor to SAP AG in connection with the Offer and the Merger, for which services Credit Suisse First Boston will receive customary compensation. SAP AG, SAP America and Sapphire Expansion have agreed to reimburse Credit Suisse First Boston for expenses, including certain fees and expenses of legal counsel and any other advisors retained by Credit Suisse First Boston, incurred in connection with its engagement, and to indemnify Credit Suisse First Boston against liabilities, including certain liabilities under the Federal securities laws, arising out of its engagement. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the securities of SAP AG and Retek for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      Mellon Investor Services LLC has been retained by Sapphire Expansion as Information Agent in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telex, e-mail and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Sapphire Expansion has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the U.S. Federal securities laws.
      In addition, Mellon Investor Services LLC has been retained by Sapphire Expansion as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.
      Sapphire Expansion will not reimburse any costs that Retek may incur in connection with this Offer.

17.	Miscellaneous
      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Sapphire Expansion may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of shares in such jurisdiction.
      Neither SAP America nor Sapphire Expansion is aware of any jurisdiction in which the making of the Offer or the acceptance of shares in connection therewith would not be in compliance with the laws of such jurisdiction.
      SAP America and Sapphire Expansion have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in Section 5.
      No person has been authorized to give any information or make any representation on behalf of SAP America or Sapphire Expansion not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

SAPPHIRE EXPANSION CORPORATION
March 4, 2005

SCHEDULE I
INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
SAP AG, SAP AMERICA, INC. AND SAPPHIRE EXPANSION CORPORATION
      The following persons are the executive officers and directors of SAP AG, SAP America, Inc. and Sapphire Expansion Corporation as of the date of this Offer to Purchase. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws or a finding of any violation of U.S. Federal or state securities laws. The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of SAP AG, SAP America, Inc. and Sapphire Expansion Corporation.
SAP AG
      Each person identified below is a German citizen, with the exception of Shai Agassi, who is a citizen of Israel, and Pekka Ala-Pietilä, who is a citizen of Finland. Unless otherwise noted, each person identified below has his or her principal business address at SAP AG, Neurottstrasse 16, 69190 Walldorf, Federal Republic of Germany.

Present Principal Occupation or Employment
and Material Positions Held During
Name	Office	the Past Five Years

Prof. Dr. h.c. mult. Hasso Plattner Address: Max-Planck-Str. 8 69190 Walldorf Germany	Chairperson of Supervisory Board	Present occupation: Managing Director, Hasso Plattner Foerderstiftung, gemeinnuetzige GmbH (November 1998- present) Positions in past five years: Chief Executive Officer, SAP AG (1988-May 2003)

Helga Classen	Deputy Chairperson of Supervisory Board	Present occupation: Employee of SAP AG, Product Expert (August 2003-present)

Positions in past five years: Development Architect, SAP AG (December 2000-July 2003); Service Manager, SAP AG (1999- November 2000)

Pekka Ala-Pietilä Address: Keilalandentie 2-4 02150 Espoo Finland	Member of Supervisory Board	Present occupation: President, Nokia Corporation, Espoo, Finland (1999-present) Positions in past five years: Deputy Chief Executive Officer, Nokia Corporation (1998-1999)

Present Principal Occupation or Employment
and Material Positions Held During
Name	Office	the Past Five Years

Willi Burbach Address: Liesel-Waller-Str. 7 40882 Ratingen Germany	Member of Supervisory Board	Present occupation: Developer, SAP AG (July 1990-present) Positions in past five years: see above

Prof. Dr. Wilhelm Haarmann Address: Neue Mainzer Str. 75 60311 Frankfurt Germany	Member of Supervisory Board	Present occupation: Attorney-at-law, Certified Public Auditor, Certified Tax Advisor, Managing Partner, Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany (1987-present)

Positions in past five years: see above

Dietmar Hopp Address: Max-Planck-Str. 8 69190 Walldorf Germany	Member of Supervisory Board	Present occupation: Managing Director, Dietmar Hopp Stiftung GmbH, Walldorf, Germany (1998-present) Positions in past five years: see above

Bernhard Koller	Member of Supervisory Board	Present occupation: Employee of SAP AG, Manager of Idea Management (2001- present) Positions in past five years: Manager of Remote Service Development, SAP AG (1996-2001)

Christiane Kuntz-Mayr	Member of Supervisory Board	Present occupation: Employee of SAP AG, Development Manager (June 2000-present) Positions in past five years: Developer, SAP AG (October 1998-June 2000)

Lars Lamadé	Member of Supervisory Board	Present occupation: Employee of SAP AG, Risk Manager, Service and Support (February 2004-present)

Positions in past five years: Human Resources Recruiting Consultant, SAP AG (June 2003-February 2004); Restructuring Cost Center, SAP AG (July 2002-June 2003); Global Partnership Manager, SAP Portals Europe GmbH (October 2001-July 2002); Partner Manager for Hewlett Packard, SAP AG (May 1999-October 2001)

Present Principal Occupation or Employment
and Material Positions Held During
Name	Office	the Past Five Years

Dr. Gerhard Maier	Member of Supervisory Board	Present occupation: Employee of SAP AG, Development Project Manager (June 2003- present) Positions in past five years: Project Manager, SAP AG (March 1984-June 2003)

Dr. h.c. Hartmut Mehdorn Address: Potsdamer Platz 2 10785 Berlin Germany	Member of Supervisory Board	Present occupation: Chief Executive Officer, Deutsche Bahn AG, Berlin, Germany (1999-present) Positions in past five years: see above

Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer Address: Stuhlsatzenhausweg 3 66123 Saarbrücken Germany	Member of Supervisory Board
Present occupation: Director of the Institute for Commercial Information Technology at the German Research Center of Artificial Intelligence (DFKI), University of Saarbrücken, Germany (May 1975-present)

Positions in past five years: see above

Dr. Barbara Schennerlein Address: Rosenthaler Str. 30 10187 Berlin Germany	Member of Supervisory Board	Present occupation: Principal Consultant, SAP Deutschland AG & Co. KG (September 1990-present) Positions in past five years: see above

Stefan Schulz	Member of Supervisory Board	Present occupation: Employee of SAP AG, Development Project Manager (April 2004- present) Positions in past five years: Consultant, SAP Deutschland AG & Co. KG (1998-April 2004)

Dr. Dieter Spöri Address: Alte Potsdamer Strasse 5 Haus Huth 10785 Berlin Germany	Member of Supervisory Board	Present occupation: Head of Corporate Representation for Federal Affairs, DaimlerChrysler AG, Berlin, Germany (June 1999-present) Positions in past five years: see above

Dr. h.c. Klaus Tschira Address: Schloss-Wolfsbrunnenweg 33 69118 Heidelberg Germany	Member of Supervisory Board	Present occupation: Managing Director, Klaus Tschira Foundation GmbH, Heidelberg, Germany (April 1995-present) Positions in past five years: see above

Present Principal Occupation or Employment
and Material Positions Held During
Name	Office	the Past Five Years

Prof. Dr. Henning Kagermann	Chief Executive Officer	Present occupation: Chief Executive Officer, SAP AG (May 2003-present)

Positions in past five years: Co-Chief Executive Officer of SAP AG (1998-May 2003)

Prof. Dr. Kagermann is a member of the supervisory board of Deutsche Bank AG, the parent company of Deutsche Bank Securities Inc., which is acting as financial advisor to Retek.

Shai Agassi	Member of Executive Board	Present occupation: Member of Executive Board, SAP AG (April 2002-present) Positions in past five years: CEO, SAP Portals Inc. (2001-2002); CEO, TopTier Software Inc. (1998-2001)

Léo Apotheker Address: 141 Bd. Haussmann 75008 Paris France	Member of Executive Board	Present occupation: Member of Executive Board, SAP AG (August 2002-present)

Positions in past five years: President, SAP Europe, Middle East and Africa (2000- April 2002); President of SAP Global Field Operations (April 2002-August 2002); Chief Executive Officer, SAP America, Inc. (May 2002-October 2002)
Dr. Werner Brandt	Chief Financial Officer	Present occupation: Chief Financial Officer, SAP AG (February 2001-present)

Positions in past five years: Chief Financial Officer and Member of Executive Board of Fresenius Medical Care AG (May 1999-January 2001)

Prof. Dr. Claus E Heinrich	Member of Executive Board	Present occupation: Member of Executive Board, SAP AG (March 1996-present) Positions in past five years: see above

Gerhard Oswald	Member of Executive Board	Present occupation: Member of Executive Board, SAP AG (March 1996-present) Positions in past five years: see above

Dr. Peter Zencke	Member of Executive Board	Present occupation: Member of Executive Board, SAP AG (1993-present) Positions in past five years: see above

SAP AMERICA, INC.
      Each person identified below is an American citizen, with the exception of Prof. Dr. Henning Kagermann, Léo Apotheker and Dr. Werner Brandt, who are citizens of the Federal Republic of Germany. Unless otherwise noted, each person identified below has his or her principal business address at SAP America, Inc., 3999 West Chester Pike, Newtown Square, PA 19073.

Present Principal Occupation or Employment and
Name	Office	Material Positions Held During the Past Five Years

William R. McDermott	President and Chief Executive Officer	Present occupation: President and Chief Executive Officer, SAP America, Inc. September 2002-present)
Positions in past five years: Executive Vice President, Worldwide Sales and Operations, Siebel Systems, Inc. (June 2001-September 2002); President, Gartner, Inc. (May 2000-June 2001)

Mark R. White	Chief Financial Officer	Present occupation: Chief Financial Officer, SAP America, Inc., Business Applications (March 2002- present)
Positions in past five years: Corporate Controller, Lucent Technologies Incorporated (September 2000-September 2001); Vice President Consulting Services, Cadence Design Systems (July 1996-September 2000)

Elizabeth Heck	Vice President Tax and Assistant Corporate Secretary	Present occupation: Vice President Tax and Assistant Corporate Secretary, SAP America, Inc. (March 2003-present) Positions in past five years: Director Taxes, SAP America, Inc. (2000-February 2002)

John D. McGrath	Treasurer	Present occupation: Treasurer, SAP America, Inc. (August 1997-present) Positions in past five years: see above

Prof. Dr. Henning Kagermann	Chairman of Board of Directors	(See above information.)

Léo Apotheker	Director	(See above information.)

Mark R. White	Director	(See above information.)

William R. McDermott	Director	(See above information.)

Dr. Werner Brandt	Director	(See above information.)

SAPPHIRE EXPANSION CORPORATION
      Unless otherwise noted, each person identified below is a citizen of the United States and has his or her principal business address at SAP America, Inc., 3999 West Chester Pike, Newtown Square, PA 19073.

Present Principal Occupation or Employment
Name	Office	Material Positions Held During the Past Five Years

James Mackey	Director and President	Present occupation: Head of Corporate Finance, SAP Global Marketing, Inc. (January 2004-present)

Positions in past five years: Director, Corporate Business Development, SAP America, Inc. (July 2001-January 2004); Corporate Counsel, SAP America, Inc. (May 2000-July 2001); Blank Rome Comisky & McCauley LLP (April 1998-May 2000)

Brad C. Brubaker	Director and Secretary	Present occupation: Sr. Vice President, General Counsel and Corporate Secretary, SAP America, Inc. (November 1999-present) Positions in past five years: see above.

SCHEDULE II
SECTION 262 OF THE GENERAL CORPORATION LAW OF
THE STATE OF DELAWARE
Section 262. Appraisal Rights
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest that the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date that is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Retek or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:
Mellon Investor Services LLC

By Mail:	By Overnight Delivery:	By Hand:
Mellon Investor Services LLC Post Office Box 3301 South Hackensack, NJ 07606 Attn: Reorganization Department	Mellon Investor Services LLC 85 Challenger Road — Mail Drop-Reorg Ridgefield Park, NJ 07660 Attn: Reorganization Department	(9:00 a.m.-5:00 p.m. New York City Time) Mellon Investor Services LLC 120 Broadway, 13th Floor New York, NY 10271 Attn: Reorganization Department
By facsimile transmission (for Eligible Institutions only)
(201) 296-4293
Confirm receipt of facsimile by telephone only
(201) 296-4860
      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at Sapphire Expansion’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Banks and Brokers Call Collect: (201) 373-5156
All Others Call Toll-Free: (888) 468-9726
The Dealer Manager for the Offer is:
Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, New York 10010-3629
Call Toll-Free (800) 881-8320